UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Bowmo Inc.

(Exact name of registrant as specified in its charter)

Wyoming	000-54624	26-414571
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

99 Wall Street, Suite 891

New York City, New York 10005

(Current Address of Principal Executive Offices)

Common Stock, $0.00001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	-
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	-
Rule 15d-6	-

Approximate number of holders of record as of the certification or notice date:

Common Stock: One Hundred Forty Eight (148)

Pursuant to the requirements of the Securities Exchange Act of 1934, Bowmo Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 17, 2025	Bowmo Inc.

	By:	/s/ Michael Lakshin
	Name: Title:	Michael Lakshin CEO